UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEW AMERICA HIGH INCOME FUND INC
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

641876800
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641876800	SCHEDULE 13D/A	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,866,253
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,866,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,866,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR/A filed 5/29/24

CUSIP No. 641876800	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,866,253
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,866,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,866,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR/A filed 5/29/24

CUSIP No. 641876800	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,866,253
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,866,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,866,253
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR/A filed 5/29/24

CUSIP No. 641876800	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 1. SECURITY AND ISSUER

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the SEC on 11/14/23, as amended by Amendment No. 1 filed 1/23/24; with respect to the common shares of NEW AMERICA HIGH INCOME FUND INC. This Amendment No. 2 amends Items 3, 4, 5, 6, and 7 below.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $12,395,496 was paid to acquire the Common Shares reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On August 8, 2024, Saba Capital Management, L.P. entered into a standstill agreement (the "Agreement") with the Issuer, pursuant to which the Board of Directors of the Issuer (the "Board") agreed to use reasonable efforts to cause stockholders of the Issuer to approve the reorganization of the Issuer (the "Reorganization") with and into the T. Rowe Price High Yield Fund, Inc., an open-end management investment  company  registered  under  the  1940  Act, and an Agreement and Plan of Reorganization (the "Plan") relating to the Reorganization and consummate the Reorganization.

The Agreement also provides for customary standstill provisions during the period from the date of the Agreement through the date that is the earlier of (a) the day following the date on which (i) the Board terminates the Plan and publicly determines not to pursue the Reorganization or (ii) stockholders of the Issuer do not approve the Plan; (b) the day that is 30 days prior to the last date that a stockholder may give timely notice of director nominations to the Issuer in accordance with the Issuer's by-laws for the Issuer's 2025 Annual Meeting of Stockholders; or (c) 120 days following the date hereof if the Reorganization has not been consummated on such date. Under the Agreement, Saba Capital Management, L.P. and certain of its affiliates agreed to withdraw the director nominations it previously submitted to the Issuer in connection with the Annual Meeting.

The foregoing summary of the Agreement shall not be deemed complete and is qualified in its entirety by reference to the full text of the Agreement, the form of which is attached hereto as Exhibit 2 to this Schedule 13D/A and incorporated by reference herein.

CUSIP No. 641876800	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR/A filed 5/29/24

(b) See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No transactions in the Common Shares within the past sixty days.

(d) The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Standstill Agreement, dated as of August 8, 2024

CUSIP No. 641876800	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823